NASHUA CORPORATION
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063
Attn: Chief Financial Officer
     Tel. No.: (603) 880-2323

April 29, 2005

Via Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549-0405

Attention:	H. Roger Schwall
Assistant Director

Re:	Nashua Corporation
File No. 1-05492
Form 10-K for the Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

On behalf of Nashua Corporation (“Nashua” or the “Company”), this letter is submitted in response to comments contained in a letter dated April 18, 2005 (the “Letter”) from H. Roger Schwall of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to John L. Patenaude, Chief Financial Officer of Nashua. The comments and the responses are set forth below and are keyed to the sequential numbering of the comments used in the Letter.

H. Roger Schwall
April 29, 2005

Financial Statements

Consolidated Statements of Operations, page 36

1.	Tell us the amount of depreciation and amortization you have reflected in your measures of cost of sales and gross margin for each year presented.

As requested, set forth below is the amount of depreciation and amortization that Nashua has reflected in its measures of cost of sales and gross margin for each of fiscal years 2004, 2003 and 2002.

	For the Fiscal Year Ended December 31,
	2004	2003	2002
	(in thousands)
Included in Cost of Sales:
Depreciation expense	$6,655	$6,631	$6,241
Amortization expense	—	—	—

Total Depreciation and Amortization	$6,655	$6,631	$6,241

Note 2 — Business Changes, page 44

Business Acquisitions

2.	We note that you have characterized several transactions under this heading as asset purchases, and that you have not provided the disclosures ordinarily required for business acquisitions, pursuant to the guidance in SFAS 141. Please expand your disclosure to describe the purchase consideration and any other information necessary to understand the utility of the assets or operations acquired and the overall significance of the acquisitions identified. Please also submit the analysis that you performed under EITF 98-3, as referenced in footnote 4 of SFAS 141, demonstrating that your transactions are indeed asset purchases, rather than business acquisitions, if that is your view.

Nashua is submitting supplementally on Exhibit A a summary of the analysis it performed under EITF 98-3 relating to the transactions disclosed in Note 2. Based on the attached analysis, it is Nashua’s view that the business changes disclosed in Note 2 were all asset purchases, rather than business acquisitions. In order to clarify this disclosure in light of the Staff’s comment, in future filings Nashua intends to change the heading “Business Acquisitions” to “Asset Purchases.”

The material submitted supplementally in response to this comment are delivered to you supplementally pursuant to 17 C.F.R. § 200.83 (“Rule 83”). Nashua respectfully requests that the enclosed information be treated as confidential information and that the Commission provide timely notice to Philip P. Rossetti, Esq., counsel to Nashua Corporation, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109 (telephone 617-526-6000), before it permits any disclosure of the enclosed information. Pursuant to Rule 12b-4 of the Securities

H. Roger Schwall
April 29, 2005

Exchange Act of 1934, as amended, Nashua also requests that you return the enclosed material to Mr. Patenaude at the above address when you have completed your review.

Note 11 — Commitments and Contingencies, page 54

3.	We note your disclosures describing various uncertainties associated with your litigation matters that may lead to material adverse effects on your business, including claims against Cerion, elimination of postretirement health benefits, patent and trademark infringements, and discrimination charges. However, we are unable to locate any disclosure of your estimates of reasonably possible loss, ranges of reasonably possible loss, or the underlying assumptions.

Please submit a roll-forward schedule of all loss contingencies. Include the amounts accrued at each period end, and increases based on acquisitions, initial evaluations, and re-evaluations, and decreases based on dispositions, payments and re-evaluations, all separately and for each period. Also include your estimates of reasonably possible additional loss for each item and the amounts of any damages claimed or estimated by third parties.

Describe those matters for which loss is reasonably possible but for which no accrual has been established, and explain any significant changes that have impacted your financial statements or the levels of exposure.

As requested, set forth below is a roll forward for fiscal year 2004 of potential loss contingencies from Note 11 of Nashua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and included in Nashua’s Consolidated Balance Sheets.

	Reserve Balance			Reserve Balance
2004 Activity:	December 31, 2003	Increase	(Payment)	December 31, 2004
	(in thousands)
Postretirement Health Benefits	$1,599	—	—	$1,599
Environmental Reserve	652	—	(267)	385

Total Contingency Reserves	$2,251	—	$(267)	$1,984

As indicated in the above table, there were no increases based on acquisitions, initial evaluations or re-evaluations or decreases based on dispositions or re-evaluations to the loss contingencies in fiscal year 2004. The only decreases to the loss contingencies in fiscal year 2004 were based on payments relating to the environmental reserve. In addition, as indicated in the disclosure on page 56 of Nashua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the environmental loss contingency estimates could increase if other potentially responsible parties or Nashua’s insurance carriers are unable or unwilling to bear their allocated share and cannot be compelled to do so.

H. Roger Schwall
April 29, 2005

Rule 83 Confidential Treatment Request by Nashua Corporation
Request #1

The following is supplemental information regarding litigation for which Nashua did not accrue loss contingency amounts because Nashua had determined that a loss was either not probable or not reasonably estimable. Additionally, Nashua does not expect any reasonably possible loss for each of the matters[****************************************************************************************].

Cerion Technologies, Inc.

As indicated in the disclosure on page 55 of Nashua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Nashua’s balance sheet includes the $0.9 million investment in Cerion Liquidating Trust. Nashua has no accrual for this contingency since the exposure is covered by insurance. The possibility that the amount is not covered by insurance is remote given that the past potential settlement discussions were for amounts below the insured value.

Rule 83 Confidential Treatment Request by Nashua Corporation
Request #2

Ricoh Company Ltd.

The amended suit filed by Ricoh in the U.S. District Court for the District of New Jersey involves Nashua and two other co-defendants. [ **********************************************************************************************] Therefore, Nashua has determined that the likelihood that it would incur a loss from an adverse judgment under this lawsuit is remote. Nashua supplementally advises the Staff that on April 12, 2005, the U.S. District Court for the District of New Jersey granted summary judgment motions against Ricoh and its affiliates and dismissed counts relating to trademark infringement and unfair competition.

Sandra Hook

Nashua supplementally advises the Staff that prior to filing suit against Nashua in Chancery Court for Jefferson County, Tennessee, Ms. Hook filed a complaint against Nashua on March 4, 2004 with the Tennessee Human Rights Commission claiming discrimination in connection with the termination of her employment with Nashua in November 2003. The Tennessee Human Rights Commission completed an investigation and found no basis to continue with a claim

Nashua Corporation respectfully requests that the information contained in Response 3 be treated as confidential information and that the Commission provide timely notice to Philip P. Rossetti, Esq., counsel to Nashua Corporation, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109 (telephone 617-526-6000), before it permits any disclosure of the bracketed information contained in Requests 1 and 2 (Response 3).

H. Roger Schwall
April 29, 2005

against Nashua. On November 12, 2004, Ms. Hook filed suit against Nashua, claiming damages in excess of $1.2 million. Nashua supplementally advises the Staff that based on the findings of the Tennessee Human Rights Commission and the advice of counsel, Nashua has determined that the likelihood that it would incur a loss from an adverse judgment under the lawsuit is remote. Therefore, Nashua has not established a loss contingency for this lawsuit.

Rule 83 Confidential Treatment Request by Nashua Corporation
Request #3

Océ North America and Océ Printing Systems GmbH

The complaint filed in the U.S. District Court for the Northern District of Illinois seeks injunctions preventing Nashua from making, using, selling, offering for sale or importing toner cartridges which infringe on the Océ patents. Océ is also requesting damages in an unstated amount and attorneys’ fees. [**************************************************************************************** *******************************************] Accordingly, in Nashua’s future filings, commencing with its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005, and until such time as the status of the matter has changed, Nashua will include disclosure indicating that a loss in this matter is reasonably possible but the amount cannot be reasonably estimated.

The following is supplemental information regarding a litigation matter for which Nashua has recorded a loss contingency accrual.

Postretirement Health Benefits

The full amount of the contingency relating to the postretirement health benefits litigation, which is $1.6 million as disclosed in Note 12 of Nashua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, has been accrued since the event of loss at the level of the U.S. District Court for New Hampshire was probable. Nashua supplementally advises the Staff that on March 14, 2005, the U.S. District Court for the District of New Hampshire ruled in favor of the unions in connection with Nashua’s appeal of the arbitration decision, and that on April 11, 2005, Nashua filed an appeal of the District Court’s decision with the Federal Court of Appeals in Boston, Massachusetts.

* * *

Nashua Corporation respectfully requests that the information contained in Response 3 be treated as confidential information and that the Commission provide timely notice to Philip P. Rossetti, Esq., counsel to Nashua Corporation, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109 (telephone 617-526-6000), before it permits any disclosure of the bracketed information contained in Request 3 (Response 3).

H. Roger Schwall
April 29, 2005

     In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (603) 880-2323.

Very truly yours,

/s/ John L. Patenaude
John L. Patenaude
Vice President-Finance, Chief
Financial Officer and Treasurer

Enclosure

cc:	Mr. Andrew Albert
Philip P. Rossetti, Esq.